News release

Sun Life

Sun Life announces Laura Money as new Chief Information Officer

TORONTO, ON – (May 27, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointment of Laura Money as Executive Vice-President and Chief Information Officer effective June 29, 2020 to continue the company's strong commitment to be a leader in technology solutions for Clients and our digital transformation journey.

Laura is joining Sun Life from a major Canadian bank where she was SVP and CIO Corporate Centre Technology. As a leader focused on innovation that makes a difference to Clients, Laura has held various senior IT and business roles throughout her career in Canadian banking and a global consulting company. Her expertise has shone in leading IT transformation projects, business transformation projects, technology infrastructure groups, strategic planning and technology development.

"We're excited to have Laura join our Sun Life team at such a pivotal and unprecedented time during our digital journey," said Dean Connor, President and CEO of Sun Life. "We've made significant progress in digitizing our business. I know that Laura will help us to accelerate on that path as we continue to deliver innovative ways of meeting and anticipating Client needs. Our focus on investing in technology over the years has been a tremendous benefit in continuing to serve our Clients in an uninterrupted way and this shift to everything digital is an outcome from the pandemic that is here to stay."

Laura will report to Kevin Strain, Chief Financial Officer and Executive Vice-President, Sun Life. She succeeds Mark Saunders, EVP and Chief Information Officer, who announced his plans to retire at the end of April next year. Mark will support Laura in her transition to CIO and continue to lead in areas including real estate, procurement and shared business services as they evolve in the coming year. Mark will be leaving Sun Life as a recognized industry veteran with 12 years with the company next year, a CIO of the year in Canada in 2018 and more than three decades in technology leadership. Most recently, Mark oversaw the business continuity efforts that allowed Sun Life to seamlessly transition 95 percent of Employees globally to work from home and continue to support Clients successfully.

"I want to thank Mark for his countless contributions to Sun Life and welcome Laura to our team," said Kevin Strain, CFO and EVP, Sun Life. "Mark took technology to new levels of innovation for our Clients and Employees. Laura will build upon this momentum so we can continue to stand out in our industry for our mobile apps, digital coaches, virtual health care, mental health navigator, global advisor apps and much more to come. We're focused on our company purpose of helping our Clients achieve lifetime financial security and live healthier lives – which is more important than ever before during these difficult and physically contactless times."

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management of $1,023 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Catherine Melville
Assistant Vice-President, Corporate Communications
T. 416-662-3016
catherine.melville@sunlife.com